FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Material Fact dated November 22, 2010

COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayer's ID (CNPJ/MF): 50.746.577/0001-15 Company Registry (NIRE): 35.300.177.045

Material Fact

Cosan S.A. Indústria e Comércio (BM&FBOVESPA: CSAN3), "Company", hereby announces that its Board of Directors, pursuant to the minutes sent to the Brazilian Securities and Exchange Commission (CVM) today, approved a program to buy back the Company's common shares, to be held in treasury for future sale or cancellation, under the following conditions:

(i)	Objective of the operation:	Acquisition of shares to be held in treasury for future sale or cancellation
(ii)	Validity period:	up to 365 days - (November, 22nd 2011)
(iii)	Maximum number of shares to be repurchased during the period:	6,640,091 shares (representing approximately 1.6% of the total capital)
(iv)	Free float on this date:	108,415,554 shares
(v)	Company's profit reserve:	R$266,276,000

Brokers:

(i) Bradesco S/A CTVM, CNPJ 61.855.045/0001.32, Av. Paulista, 1450, 7º andar, Bela Vista, CEP 01310-917, São Paulo, SP;

(ii) Credit Suisse Hedging-Griffo Corretora de Valores S.A., CNPJ 61.809.182/0001.30, Av. Juscelino Kubitschek, 1830, Torre IV, 7º andar, Itaim Bibi, CEP 04543-900, São Paulo, SP;

(iii) Itaú Corretora de Valores S.A., CNPJ 61.194.353/0001.64, Av. Brigadeiro Faria Lima, 3400, 10º andar, Itaim Bibi, CEP 04538-132, São Paulo, SP and/or

(iv) Santander S.A. Corretora de Câmbio e Títulos, CNPJ 61.510.574/0001.02, Av. Pres. Juscelino Kubitschek, 2041, 24º andar, Vila Olímpia, CEP 04543-011, São Paulo, SP.

São Paulo, November 22, 2010

Marcelo Martins
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	November 22, 2010	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer